Exhibit 1

Mad Catz Interactive, Inc.

Unaudited Consolidated Financial Statements

Quarters ended June 30, 2004 and 2003

MAD CATZ INTERACTIVE, Inc.

Consolidated Balance Sheets - Unaudited

Expressed in U.S. Dollars

As of June 30, 2004 and March 31, 2004

	June 30, 2004	March 31, 2004
ASSETS

Current assets:
Cash	$973,930	$1,728,233
Accounts receivable	13,628,025	17,039,082
Inventories	17,007,388	16,848,237
Prepaid expenses and deposits	1,740,081	1,489,261
Future income tax assets	2,764,722	2,764,722
Income tax receivable	10,499	—

	36,124,645	39,869,535

Future tax assets	281,504	281,504
Capital assets	1,505,332	1,565,834
Intangible assets	4,041,087	4,242,196
Goodwill	19,421,623	19,963,731

Total assets	$61,374,191	$65,922,800

LIABILITIES and SHAREHOLDERS’ EQUITY

Current liabilities:
Bank loan	$13,370,868	$15,181,863
Accounts payable and accrued liabilities	12,749,261	13,713,250
Accrued taxes payable	—	971,136

	26,120,129	29,866,249
Shareholders’ equity:
Capital stock	46,542,809	46,413,522
Cumulative translation adjustment	4,374,768	4,957,036
Accumulated deficit, as restated	(15,663,515)	(15,314,007)

Total shareholders’ equity	35,254,062	36,056,551

Total liabilities and shareholders’ equity	$61,374,191	$65,922,800

See accompanying notes to consolidated financial statements.

MAD CATZ INTERACTIVE, INC.

Consolidated Statements of Operations - Unaudited

Expressed in U.S. Dollars

	Three Months Ended June 30,
	2004	2003
		(as restated)
Net sales	16,718,720	17,812,103

Cost of sales	12,412,707	14,598,342

Gross profit	4,306,013	3,213,761

Expenses (income):
Selling	2,098,424	2,702,480
Administrative	1,681,852	1,806,678
Stock-based compensation	129,287	32,651
Interest	240,585	384,932
Depreciation and amortization	468,236	310,533
Other (income) expense	(16,558)	-5,096
Foreign exchange loss	108,173	151,824

	4,709,999	5,384,002

Loss before income taxes	(403,986)	(2,170,241)

Income tax benefit	(54,478)	(855,036)

Net loss	(349,508)	(1,315,205)

Accumulated deficit, beginning of period	(15,314,007)	(15,903,579)
Adjustment for the adoption of fair value method of accounting for stock options	—	(261,841)

Accumulated deficit, end of period, as restated	$(15,663,515)	$(17,480,625)

Net loss per share, basic and diluted	$(0.01)	$(0.02)

Weighted average number of common shares outstanding, basic and diluted	53,462,716	53,206,719

See accompanying notes to consolidated financial statements.

MAD CATZ INTERACTIVE, Inc.

Consolidated Cash Flow Statements - Unaudited

Expressed in U.S. Dollars

	Three Months Ended June 30,
	2004	2003
		(as restated)
Cash flows from operating activities:
Net income	$(349,508)	$(1,315,205)
Items not involving cash:
Amortization of deferred financing fees	—	119,324
Foreign exchange (gain) loss	108,173	151,824
Depreciation and amortization	468,236	310,533
Stock-based compensation expense	129,287	32,651
Changes in noncash operating working capital:
Accounts receivable	3,364,662	1,942,233
Prepaid expenses and deposits	(255,047)	(61,301)
Inventories	(177,527)	667,748
Income tax receivable/payable	(979,788)	(759,030)
Accounts payable and accrued liabilities	(953,489)	(1,171,553)

Net cash provided by (used in) continuing operations	1,354,999	(82,776)

Cash flows from investing activities:
Purchase of capital assets	(208,588)	(320,056)

Net cash used in investing activities	(208,588)	(320,056)

Cash flows from financing activities:
Bank loan	(1,810,995)	480,346

Net cash provided by (used in) financing activities	(1,810,995)	480,346

Effects of exchange rate changes on cash	(89,719)	(139,268)

Net decrease in cash	(754,303)	(61,754)
Cash at beginning of period	1,728,233	1,234,101

Cash at end of period	$973,930	$1,172,347

Supplemental cash flow information:

Income taxes paid	$1,092,798	$—

Interest paid	$199,429	$221,697

See accompanying notes to consolidated financial statements.

MAD CATZ INTERACTIVE, Inc.

Notes to Unaudited Consolidated Financial Statements

June 30, 2004 and 2003

Note 1: Basis of Presentation

The unaudited interim period consolidated financial statements as of June 30, 2004, have been prepared by the Company in accordance with Canadian generally accepted accounting principles for interim financial statements and do not include all disclosures required in annual financial statements. The preparation of financial data is based on accounting policies and practices consistent with those used in the preparation of the audited annual consolidated financial statements. The accompanying unaudited consolidated financial statements should be read in conjunction with the notes to the Company’s audited consolidated financial statements for the year ended March 31, 2004.

These unaudited interim consolidated financial statements reflect all adjustments, all of which are normal and recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of the respective interim periods presented. Certain prior year amounts have been reclassified to conform to the current year presentations.

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, (i) Mad Catz Inc.(“MCI”), the Company’s primary subsidiary, (ii) 1328158 Ontario Inc., which distributes the Company’s Mad Catz and GameShark lines of video game accessories in Canada under the name Mad Catz Canada (“MCC”), (iii) Mad Catz Europe Limited (MCE), which sells the Company’s Mad Catz and GameShark lines of video game accessories in Europe. The Company also beneficially owns Mad Catz Interactive Asia, Limited, which provides procurement services related to the manufacture of Mad Catz products. MCI owns FX Unlimited, Inc. (FX), which is currently inactive, but holds certain intangible assets related to the MCI business. MCI and FX each own 50% of Mad Catz Asia Limited, which is currently inactive.

Note 2: Foreign Exchange

The United States dollar is the functional currency of the Company’s United States operations. The Canadian dollar is the functional currency of the Company’s Canadian operations, which are translated to United States dollars using the current rate method. The British Pound is the functional currency of the Company’s UK operations, which are translated to United States dollars using the current rate method. The Hong Kong Dollar is the functional currency of the Company’s Hong Kong operations, which are translated to United States dollars using the current rate method.

Note 3: Stock-Based Compensation/Change in Accounting Policy

The Company adopted Handbook Section 3870 (“Section 3870”), “Stock-Based Compensation and Other Stock-Based Payments,” on April 1, 2002. Section 3870 is applied prospectively to all stock-based payments granted in the fiscal year beginning on or after January 1, 2002 and sets out a fair value based method of accounting that is required for certain, but not all, stock-based transactions. In accordance with the transitional provisions of Section 3870, beginning April 1, 2004 the Company adopted the fair value method of accounting for stock options on a retroactive basis, with prior periods restated. In determining compensation expense, the Company applied the Black Scholes option pricing model with the following assumptions for the quarters ended June 30, 2004 and 2003: no dividend yield, volatility of 79% in the first quarter of fiscal 2005 and 76% in the first quarter of fiscal 2004, risk-free interest rates ranging from 2.9% to 4.0% in the first quarter of fiscal 2005 and of 5% the first quarter of fiscal 2004, and an expected life of 3 years. The weighted average estimated fair value of employee stock options granted during the first quarter of fiscal 2005 ranged from $0.44 to $0.45. There were no stock option grants during the first quarter of fiscal 2004.

The impact on net income (loss) of adopting these accounting recommendations was as follows:

Fiscal 2005 – Q1	reduction of $129,287
Fiscal 2004 – Q1	reduction of $ 32,651
Fiscal 2004 – Annual	reduction of $194,891
Fiscal 2003 – Annual	reduction of $261,841

Note 4: Segmented Data

The Company’s sales and capital assets are attributable to the following countries:

	Three Months Ended June 30,
	2004	2003
Sales
United States	$14,237,149	$14,731,834
International	1,159,189	2,286,960
Canada	1,322,382	793,309

	$16,718,720	$17,812,103

Revenues are attributed to countries based on the location of the customer. During the three months ended June 30, 2004, the Company sold approximately 38% of its products to two customers (2003 – approximately 43% to two customers)

	June 30, 2004	June 30, 2003
Capital assets:
United States	$1,422,868	$1,661,719
International	77,699	112,504
Canada	4,765	10,778

	1,505,332	1,785,001
Goodwill and intangible assets:
United States	4,041,087	4,992,379
Canada	19,421,623	19,371,259

	23,462,710	24,363,638

	$24,968,042	$26,148,639

Note 5: EBITDA Reconciliation

EBITDA represents net income plus interest, taxes, depreciation and amortization.

The Company believes that EBITDA is a useful supplement to net income as an indication of operating performance. EBITDA is a key financial measure but is not intended to represent cash flows for the period, nor has it been presented as an alternative to operating or net income as an indicator of operating performance and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with accounting principles generally accepted in Canada. As defined, EBITDA is not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the method of calculation.

	Three Months Ended June 30,
	2004	2003
Net loss	(349,508)	$(1,315,205)

Adjustments:
Interest expense	240,585	384,932
Income tax benefit	(54,478)	(855,036)
Depreciation and amortization	468,236	310,533

EBITDA	$304,836	$(1,474,776)

Mad Catz Interactive, Inc.

Management’s Discussion and Analysis of

Financial Condition and Results of Operations

For the First Quarter Ended

June 30, 2004

Overview

This management’s discussion and analysis of financial condition and results of operations of Mad Catz Interactive, Inc. (the “Company”) should be read in conjunction with the consolidated financial statements of the Company and related notes for the first quarter ended June 30, 2004. The consolidated financial statements are expressed in U.S. dollars and have been prepared in accordance with accounting principles generally accepted (GAAP) in Canada. This discussion and analysis contains forward-looking statements that involve a number of risks and uncertainties. Among the important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are market and general economic conditions and the risk factors from time to time described in the Company’s continuous disclosure documents filed with securities regulatory authorities in Canada and the United States.

Profile

The Company is a corporation incorporated under the Canada Business Corporations Act. The Company has several operating subsidiaries: (i) Mad Catz, Inc. (“MCI”), the Company’s primary operating subsidiary, is incorporated in Delaware and is located in San Diego, California, distributes the Company’s Mad Catz and GameShark lines of video game accessories in the United States and to international customers outside Canada and Europe, (ii) 1328158 Ontario Inc., distributes the Company’s Mad Catz and GameShark lines of video game accessories in Canada under the name Mad Catz Canada (“MCC”), (iii) Mad Catz Europe, Limited, a corporation incorporated under the laws of England and Wales (“MCE”), sells the Company’s Mad Catz and GameShark lines of video game accessories in Europe. The Company also beneficially owns all the issued and outstanding shares of Mad Catz Interactive Asia, Limited, a corporation incorporated under the laws of Hong Kong (“MCIA”) that provides procurement services related to the manufacture of Mad Catz products. MCI owns all of the issued and outstanding shares of FX Unlimited, Inc., a corporation incorporated under the laws of Delaware (“FX”), which is currently inactive, but holds certain intangible assets related to the MCI business. MCI and FX each own 50% of the issued and outstanding shares of Mad Catz (Asia) Limited, a corporation incorporated under the laws Hong Kong (“MCA”), which is currently inactive.

A majority of the Company’s products are manufactured through third parties in Asia. The Company’s products are designed, developed, manufactured (through third parties) and marketed for all major console based video game systems. The Company’s products include video game controllers and accessories of all types. The Company’s principal products include video game controllers and accessories of all types, such as control pads, game enhancer software, steering wheels, joysticks, memory cards, video cables, light guns, dance pads and microphones.

Significant events

On April 1, 2004 the Company’s senior management transition was completed for the new fiscal year, whereby Darren Richardson, the Company’s Executive Vice President, who also serves as the President and Chief Operating Officer of Mad Catz, Inc., assumed the additional roles of President and Chief Executive Officer of Mad Catz Interactive, Inc. from Morris Perlis, who will continue to serve as a member of the Company’s board of directors.

Seasonality

The fiscal first quarter has historically been the lowest sales period for the Company. First quarter sales represented 17.4% and 13.8% of the Company’s total net sales in fiscal years 2004 and 2003, respectively. The Company relies heavily upon its fiscal third quarter, during which the retail holiday season generates the majority of the Company’s annual sales. Third quarter sales represented 41.1% and 43.7% of the Company’s total net sales in fiscal years 2004 and 2003, respectively.

Comparison of Three Months Ended June 30, 2004 to Three Months Ended June 30, 2003

Sales

Net sales in the first quarter of fiscal 2005 decreased to $16.7 million as compared with $17.8 million in the first quarter of the prior year, a decrease of approximately $1.1 million or 6.1%. This decrease was primarily due to the Company’s slow industry sales in the European market and the shift of sales from the first to second fiscal quarter in the United States, as consumers delayed hardware purchases in anticipation of the PlayStation 2 console price cut that came late in the first quarter. Net sales in the United States were $14.2 million for the first quarter of fiscal 2005 as compared to $14.7 million in the first quarter of fiscal 2004. Fiscal 2005 first quarter international net sales were $1.2 million, down $1.1 million from $2.3 million in fiscal 2004. Fiscal 2005 first quarter net sales in Canada were $1.3 million, a $0.5 million increase over fiscal 2004 first quarter net sales of $0.8 million.

The top selling product group for the first quarter of fiscal 2005 was PlayStation 2, representing approximately 31% of gross sales, with Xbox at 24%, GameCube at 16%, Game Boy at 9%, PlayStation at 5% and all others combining for 15% of gross sales. This compares to the first quarter of fiscal year 2004 with PlayStation 2 at 42%, Xbox at 19%, Game Boy at 11%, PlayStation at 10%, Game Cube at 8% and all others combining for 10% for the quarter.

Gross sales by category during the first quarter of fiscal 2005 were as follows: pads 48%, software (primarily game enhancement software) 16%, steering wheels 8%, memory 8%, bundles 6%, and all others combined were 14%. Comparatively, the same quarter in fiscal 2004 reported gross sales by category as: pads 36%, bundles 16%, software 12%, steering wheels 8%, memory 7% and all others combine for 21%. These figures highlight the product category increase in control pad sales with a corresponding reduction in the sales mix of bundles sold in fiscal 2004.

Gross Profit

Gross profit is defined as net sales less factory product costs, cost of royalties, freight and distribution center costs. Gross profit in the first quarter of fiscal 2005 was $4.3 million as compared to $3.2 million in the prior year first quarter. Gross profit as a percentage of net sales was 25.8% for the first quarter of fiscal 2005 as compared to 18.0% in the same quarter of fiscal 2004. Gross profit in the current quarter improved due to favorable manufacturing margins, reduced price protection costs and a favorable comparison to the higher than usual return and repackaging expenses which impacted the fiscal 2004 first quarter.

Operating Expenses

Operating expenses include selling, marketing, engineering and administrative expenses of the MCI, MCC and MCE businesses, in addition to the corporate operating expense associated with the Company. Total operating expenses were $3.8 million in the first quarter fiscal 2005, as compared to $4.5 million in fiscal 2004. First quarter total operating expenses as a percentage of net sales were 22.6% in fiscal 2005 compared to 25.3% in fiscal 2004.

Selling expenses for the first quarter of fiscal 2005 were $2.1 million as compared to $2.7 million in fiscal 2004, a decrease of $0.6 million or 22.2%. Fiscal 2005 selling expenses were 12.6% of net sales, compared to 15.2% of net sales in the same period of fiscal 2004. The decrease in fiscal 2005 is primarily due attributable to the reduced cost of Mad Catz presence at the E3 trade show this year and the reduction in expenses directly related to the lower sales levels during the quarter.

Total administrative expenses were $1.7 million or 10.1% of net sales in the first quarter fiscal 2005, compared to $1.8 million or 10.1% of net sales in the same period of fiscal 2004. The decrease in administrative expenses is primarily due to the previously announced consolidation of the Company’s Toronto corporate office with its San Diego headquarters as well as additional cost saving measures that were initiated in the fiscal 2004 fourth quarter.

Interest Expense

Interest expense was $0.2 million in the first quarter of fiscal 2005 as compared to $0.4 million in the prior year first quarter. The decrease in interest expense is attributed to a reduction in the average loan balance and the elimination of deferred financing fee amortization, which was charged to interest expense in the prior year quarter.

Depreciation and Amortization

Depreciation and amortization of capital assets and the GameShark intellectual property was $0.5 million in the first quarter of fiscal 2005, compared with the $0.3 expense incurred in the first quarter of fiscal 2004. Molds used in production of video game accessories are the primary depreciable assets in the Company’s business. Intangible assets with defined useful lives acquired for GameShark will be amortized over the estimated useful life of the assets.

Income Tax Benefit

Income tax benefit was $0.1 million for the first quarter of fiscal year 2005, as compared to a tax benefit of $0.9 million for the first quarter of fiscal 2004. The change in effective tax rate from one period to the next reflects a change in jurisdiction of taxable income and the related tax rates for each foreign jurisdiction in which the Company is doing business.

Net Loss and Net Loss Per Share

Net loss was $0.3 million in the first quarter of fiscal 2005 as compared to a net loss of $1.3 million during the same period in fiscal 2004. Basic and diluted net loss per share in the first quarter of fiscal 2005 was $0.01, compared to basic and diluted net loss per share of $0.02 in the same period of fiscal 2004. Net loss per share is calculated using the weighted average number of basic and diluted shares outstanding during the fiscal 2005 first quarter which were 53,462,716 compared to 53,206,719 shares in the first quarter of the previous year.

Change in Accounting Policy

Effective April 1, 2004, the Company adopted, on a retroactive basis, certain transitional provisions of The Canadian Institute of Chartered Accountants’ recommendations regarding the accounting for stock-based compensation. The Company has restated its financial statements for the retroactive application of these provisions. The impact on net income (loss) of adopting these accounting recommendations was as follows:

Fiscal 2005 – Q1	reduction of $129,287
Fiscal 2004 – Q1	reduction of $ 32,651
Fiscal 2004 – Annual	reduction of $194,891
Fiscal 2003 – Annual	reduction of $261,841

Earnings Before Interest, Taxes, Depreciation and Amortization

Earnings before interest, taxes, depreciation and amortization (“EBITDA”) for the Company’s operations were $0.3 million in the first quarter of fiscal 2005 compared to a negative EBITDA of $1.5 million for the same period in the prior year. The improvement in EBITDA reflects the impact of improved gross margin and reduction in operating expenses in the current quarter.

The Company believes that EBITDA is a useful supplement to net income as an indication of operating performance. EBITDA is a key financial measure but is not intended to represent cash flows for the period, nor has it been presented as an alternative to operating or net income as an indicator of operating performance and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP. As defined, EBITDA is not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the method of calculation.

Liquidity and Capital Resources

The Company’s working capital needs are provided by internally generated cash flow and an operating credit facility with an asset-based lender. The current operating credit facility has a maximum availability of $35.0 million, however access to this line of credit is based on eligible collateral (accounts receivable and inventory), which changes throughout the year. In addition, the Company must meet an Adjusted Tangible Net Worth covenant to access the line of credit. On July 27, 2004, Congress Financial agreed to extend the renewal date of the Company’s $35.0 million asset based credit facility to September 25, 2005. At June 30, 2004, the outstanding balance of the Credit Facility was $13.4 million as compared to $15.2 million at March 31, 2004 and $17.6 million at June 30, 2003.

At June 30, 2004, cash balances were approximately $1.0 million, compared to $1.7 million at March 31, 2004 and $1.2 million at June 30, 2003. The Company generated $1.4 million in cash in the first quarter to fund operating activities as compared to the use of $0.1 million in the first quarter of the previous year. The current year first quarter reflects a decrease in accounts receivable of $3.4 million offset by a decrease in accounts payable of $1.0 million and a decrease of $1.0 million in income taxes payable for the quarter.

Cash used in investing activities was $0.2 million for the first quarter, as compared to cash invested of $0.3 million for the same period in the previous year. The sole investing activity for the respective periods was the purchase of capital assets.

Cash used in financing activities was $1.8 million for the first quarter of fiscal 2005 compared to cash provided of $0.5 million for the same period of the previous year. Cash used in financing activities was due to a reduction in the line of credit for the first quarter of fiscal 2005. The cash from bank advances will vary depending on the timing of payments to manufacturing facilities to reduce the Company’s accounts payable balances.

Total cash used during the first quarter of fiscal 2005 was $0.8 million as compared to the use of cash of $0.1 million during the same period in fiscal 2004.

The Company believes that its available cash balance, cash flows from operations and available line of credit will require continuous close management, but will be sufficient to satisfy its operating needs for the balance of fiscal 2005. However, the Company operates in a rapidly evolving and often unpredictable business environment that may change the timing or amount of expected future cash receipts and expenditures.

Balance Sheet

Cash at June 30, 2004 was $1.0 million, compared to the balance of $1.7 million at March 31, 2004. Cash is primarily “cash in transit” and is intended to pay current liabilities or to repay outstanding amounts under the bank loan.

Accounts receivable at June 30, 2004 was $13.6 million as compared to $17.0 million at March 31, 2004 and $14.8 million at June 30, 2003. The decrease in accounts receivable is due to the sales seasonality, as discussed above, and is considered to be in line with management’s expectations.

Inventories at June 30, 2004 were $17.0 million as compared to $16.8 million at March 31, 2004, and $17.9 million at June 30, 2003.

Goodwill at June 30, 2004 was $19.4 million as compared to $20.0 million at March 31, 2004. Goodwill is associated with the purchase of MCI and is carried in Canadian dollars, and translated to United States dollars for financial reporting. The change in value from March 31, 2004 to June 30, 2004 is due solely to changes in U.S. and Canadian dollar exchange rates. Intangible assets of $4.0 million at June 30, 2004 and $4.2 million at March 31, 2004 represent the Company’s investment in GameShark.

The Congress Financial Credit Facility at June 30, 2004 was $13.4 million as compared to $15.2 million at March 31, 2004 and $17.6 million at June 30, 2003.

Accounts payable and accrued liabilities at June 30, 2004 were $12.7 million as compared to $13.7 million at March 31, 2004 and $15.3 million at June 30, 2003.

As of June 30, 2004, the Company’s total assets were $61.4 million as compared to $65.9 million at March 31, 2004. Shareholders’ equity was $35.3 million at June 30, 2004 as compared to $36.1 million at March 31, 2004.

Outlook

With the first quarter of the Company’s fiscal year finishing with a slower than expected sales, the Company enters the second quarter with anticipation of price cuts on the PlayStation 2 and Xbox platforms generating stronger accessory sales. In addition, the Company is looking forward to the release of new “AAA” software titles, which should generate improved sales of the GameShark game enhancement software. The Company’s current distribution, product offerings, and improving balance sheet are evidence that the Company is executing on its long-term business plan, improving margins by effectively reducing product costs, challenging operating expenses, exploring unique and appropriate product line opportunities, like that of GameShark; and managing its cash flow and working capital.

Safe Harbor for Forward Looking Statements:

This Management Discussion and Analysis contains forward-looking statements about the Company’s business prospects that involve substantial risks and uncertainties. The Company assumes no obligation to update the forward-looking statements contained in this press release as a result of new information or future events or developments. You can identify these statements by the fact that they use words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. Among the factors that could cause actual results to differ materially are the following: the ability to maintain or renew the Company’s licenses; competitive developments affecting the Company’s current products; first party price reductions; the ability to successfully market both new and existing products domestically and internationally; difficulties or delays in manufacturing; and market and general economic conditions. A further list and description of these risks, uncertainties and other matters can be found in the Company’s reports filed with the Securities and Exchange Commission and the Canadian Securities Administrators.